C21 reports unaudited revenue of US$3.2 million for May 2019
Record number of customer transactions

VANCOUVER, June 10, 2019 – C21 Investments Inc. (“C21 Investments” or the “Company”) (CSE: CXXI and OTC: CXXIF) today announced unaudited revenue of US$3.2 million for the month ended May 31, 2019.  Unaudited Gross margin (before fair value adjustments) is estimated to be 50%. This amount reflects revenue from the Company’s operations in Nevada and Oregon. These figures include revenue from Swell Companies, starting from the closing date of the acquisition of May 24, 2019.

Comparing this result to $7.7m Q1 reported sales, Q1 had 89 days which is an average of $86,500 per day. May sales averaged $103,000 per day.

During the month, C21 Investment’s retail dispensaries completed a record 53,120 customer transactions compared to 38,076 for May 2018, prior to their acquisition by C21.

“Our operations continue to provide strong growth and C21 Investments is reaping the rewards of our vertically integrated strategy,” said Robert Cheney, President and CEO of the Company. “We look forward to continuing to increase shareholder value as our operations expand and grow.”

The C21 Investments group of companies has 140,000 sq. ft. of cultivation space (both indoor and outdoor) with another 165,000 sq. ft. available for cultivation, extraction or wholesale distribution; 11,000 sq. ft. of wholesale distribution; 13,000 sq. ft. of extraction; and 17,000 sq. ft of retail distribution.

Nevada Launch of Oregon brand – Hood Oil

The company is leveraging its strong Silver State retail platform to launch its “Hood Oil” vape line in Nevada. Founded in 2015 under Swell Companies, Hood Oil offers branded extract products at an affordable price and the initial product launch includes vaporizer cartridges and batteries. Hood Oil vape products are made using industry leading CCELL® technology, together with C21’s specially formulated terpenes and distillate extract, offering customers a consistent and measured vaporization experience. During the first four days of this launch, Hood Oil vapes generated approximately 13.5% of Silver State’s total unaudited gross sales.

“Hood Oil is one of the most prominent brands on retail shelves in Oregon, providing competitive quality, price and consistency in the value segment,” said Sky Pinnick, Chief Marketing Officer for the Company. “With the same strategy of providing maximum value at a competitive price, Hood Oil vapes address increased demand for oil-based cannabis products in Nevada.”

About C21 Investments Inc.
C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the unaudited revenue at May 31, 2019, estimated gross margin at May 31, 2019, the launch of Hood Oil products in Nevada, unaudited retail sales performance and the impact of certain acquisitions on the Company's financial information.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21 Investments, including continued revenue levels and gross margins, a successful launch of Hood Oil products in Nevada, and continued demand for cannabis products. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 Investments can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, consumer acceptance of the Company’s products, the failure to execute on its acquisition and expansion strategies, competitive factors in the industries in which C21 Investments operates, the Company’s inability to finance current or future operations, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21 Investments. The forward-looking statements contained in this news release represent the Company’s expectations as of the date hereof, and are subject to change after such date. C21 Investments disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact:	Investor contact:
Graeme Harris	Dave Goad
S2C Inc.	Investor Relations
graeme@strategy2communications.com	dgoad@cxxi.ca
+1 416 402-7050	+1 833 BUY-CXXI (289-2994)

Michael Kidd
Chief Financial Officer and Director
Michael.kidd@cxxi.ca
+1 833 BUY-CXXI (289-2994)